Filed by Sabine Royalty Trust
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: Sabine Royalty Trust
Commission File Number: 333-127203 (filed by Sabine Production Partners, LP)

News Release
SABINE ROYALTY TRUST DECLARES
MONTHLY CASH DISTRIBUTION FOR FEBRUARY
     Dallas, Texas, February 3, 2006 — Bank of America, N.A., Dallas, Texas, as Trustee of the Sabine Royalty Trust (NYSE — SBR), today declared a cash distribution to the holders of its units of beneficial interest of $0.43431 per unit, payable on February 28, 2006, to unit holders of record on February 15, 2006.
     Approximately $84,000.00 for 2005 ad valorem taxes is being deducted from this month’s distribution. This should complete the payment of these taxes for 2005. These payments are normal expenditures at this time of year. Also, due to the timing of the end of the month of January, approximately $225,000 of revenue received will be posted in the following month of February in addition to normal receipts during February. This distribution reflects primarily the oil production for November 2005 and the gas production for October 2005. Preliminary production volumes are approximately 41,595 barrels of oil and 472,674 mcf of gas. Preliminary prices are approximately $54.06 per barrel of oil and $10.41 per mcf of gas.
     Sabine Production Partners, LP (“SPP”) announced on January 31, 2006 that it is suspending indefinitely its previously-announced solicitation of proxies from unitholders of Sabine Royalty Trust. SPP is not withdrawing or abandoning its Registration Statement or Proxy Statement/Prospectus. No recommencement of the solicitation will occur without a public announcement to that effect by SPP and the making of appropriate filings with the SEC. Until such announcement and filings, SPP has stated that it will not attempt to call a meeting of SBR unitholders using any proxies that have been submitted prior to recommencement.
     If a unitholder has submitted a proxy card and wishes to revoke such proxy, the unitholder may revoke the authorization to call the meeting by submitting a written notice to SPP’s General Partner stating his or her intention to revoke before the meeting demand is sent to the Trustee. At this time a meeting has not been called for.
     If a meeting is called, a unitholder may revoke a proxy at any time before it is voted at the meeting by filing with SPP’s General Partner a duly executed revocation of proxy, by submitting a duly executed proxy with a later date or by appearing at the meeting and voting in person. Unitholders may revoke a proxy by any of these methods, regardless of the method used to deliver a unitholder’s previous proxy.
     Sabine Production Partners, LP is not affiliated with Sabine Royalty Trust.

     This year, as it does after the end of each year, Sabine Royalty Trust is having a year-end Reserve Report prepared in accordance with the Securities and Exchange Commission’s requirements. The report provides an evaluation of the estimated asset value as of December 31 of each year, which can be used to estimate the remaining life of the Trust. The report will be an exhibit to the Trust’s Annual Report on Form 10-K that will be filed early in March 2006 and will be available to all unitholders at that time.
     For additional information on Sabine Royalty Trust, please visit our website at http://www.sbr-sabineroyalty.com/.
* * *

Contact:	Ron E. Hooper Senior Vice President Bank of America, N.A. Toll Free — 800.365.6541